Exhibit 21.1

List of Subsidiaries
(as of December 31, 2022)

Name	**Jurisdiction of Organization**
Hercules Capital IV, L.P.	Delaware
Hercules Funding IV, LLC	Delaware
Hercules Capital Funding 2022-1 LLC	Delaware
Hercules Capital Funding Trust 2022-1	Delaware
Hercules Technology Management LLC	Delaware
Hercules Technology Management Co II, Inc.	Delaware
Hercules Technology Management Co IV LLC	Delaware
Hercules Technology SBIC Management, LLC	Delaware
HTGC UK Limited	United Kingdom

Unconsolidated Subsidiaries

Gibraltar Business Capital LLC	Delaware
Gibraltar Acquisition LLC	Delaware
HercGBC LLC	Delaware
Hercules Capital Management LLC	Delaware
Hercules Adviser LLC	Delaware
Hercules Private Credit Fund 1 L.P.	Delaware
Hercules Private Fund One LLC	Delaware
Hercules Private Global Venture Growth Fund GP I LLC	Delaware
Hercules Private Global Venture Growth Fund I L.P.	Delaware